UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                CASTLE BRANDS INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    148435100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 8, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1 (b)

         |_| Rule 13d-1 (c)

         |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 148435100

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons. Fursa SPV LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
         (a)|_|
         (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
         Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

         (5) Sole voting power:
                  2,259,715 (1)
         (6) Shared voting power:
                  0
         (7) Sole dispositive power:
                  2,259,715 (1)
         (8) Shared dispositive power:
                  0
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

         2,259,715 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares  |X|
         (see instructions).*
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
         13.5%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (see instructions).
         IA
--------------------------------------------------------------------------------

(1) Consists of 1,197,005 shares of Common Stock, 794,702 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.55 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 in a private placement transaction on May 8, 2007.

*Beneficial ownership reflected above excludes 102,819 shares of common stock held for the benefit of a managed account.

Item 1(a). Name of Issuer:

         Castle Brands Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

         570 Lexington Avenue, 29th Floor
         New York, New York 10022

Item 2(a). Name of Persons Filing:

         Fursa SPV LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

         444 Merrick Road
         1st Floor
         Lynbrook NY 11563

Item 4. Ownership

         (a) Amount beneficially owned: 2,259,715 (1)

         (b) Percent of class: 13.5%

         (c) Number of shares as to which such person has:

               (i)   Sole power to direct the vote: 2,259,715 (2)
               (ii)  Shared power to direct the vote: 0
               (iii) Sole  power to dispose or direct the disposition of:
                     2,259,715 (2)
               (iv)  Shared power to dispose or direct the disposition of: 0

(1) Consists of 1,197,005 shares of Common Stock, 794,702 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.55 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 in a private placement transaction on May 8, 2007.

(2) The Reporting Person beneficially owns the Issuer's securities on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Fursa SPV LLC

Date: May 17, 2007                By:      /s/ Patrick Brennan
                                           -----------------------------------
                                           Patrick Brennan, Chief Administrative
                                           Officer of Fursa Alternative
                                           Strategies LLC, as Managing Member of
                                           Fursa SPV LLC